Filed by Denali SPAC Holdco, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Denali Capital Acquisition Corp.

(Commission File No. 001-41351)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 29, 2023

Denali Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41351	98-1659463
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

437 Madison Avenue, 27th Floor,

New York, New York 10022

(Address of principal executive office) (zip code)

Registrant’s telephone number, including area code: (646) 978-5180

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	DECAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	DECA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	DECAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Waiver of Closing Condition

As previously disclosed, Denali Capital Acquisition Corp., a Cayman Islands exempted company with limited liability (“Denali”), entered into an Agreement and Plan of Merger, dated as of January 25, 2023 (as amended by the Amendment to and Consent under the Agreement and Plan of Merger dated as of April 11, 2023, together, the “Merger Agreement”), by and among Denali, Longevity Biomedical, Inc., a Delaware corporation (“Longevity”), Denali SPAC Holdco, Inc., a Delaware corporation and direct, wholly owned subsidiary of Denali (“Holdco”), Denali SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Denali Merger Sub”), Longevity Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Longevity Merger Sub”), and Bradford A. Zakes, solely in the capacity as seller representative (the “Seller Representative”).

Pursuant to the Merger Agreement, the parties thereto agreed that the obligations of Longevity to consummate the Business Combination are subject to satisfaction or waiver by Longevity of the condition that the aggregate unrestricted cash proceeds available, after giving effect to the payment of certain of Denali’s and Longevity’s transaction expenses, to fund the balance sheet of the Company be at least $30,000,000 (the “Minimum Cash Condition”). On August 29, 2023, Longevity agreed to irrevocably and unconditionally waive such Minimum Cash Condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DENALI CAPITAL ACQUISITION CORP.

By:	/s/ Lei Huang
Name:	Lei Huang
Title:	Chief Executive Officer

Date: August 30, 2023